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               SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                         SCHEDULE 13G
                        (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                        RULE 13d-2(b)

                    (AMENDMENT NO. ____) *



                    1ST STATE BANCORP, INC.
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                       (Name of Issuer)

                        COMMON STOCK
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                (Title of Class of Securities)

                          33645S 10 0
             ----------------------------------
                       (CUSIP Number)


                        APRIL 23, 1999
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     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 8 pages
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CUSIP NO.  336545S 10 0          13G           PAGE 2 of 8 PAGES



1   NAME OF REPORTING PERSONS:  1st State Bank Foundation, Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    ________________________________


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of North Carolina


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                          187,500 (1)

6   SHARED VOTING POWER                              0

7   SOLE DISPOSITIVE POWER                     187,500

8   SHARED DISPOSITIVE POWER                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      187,500


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [ ]



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.9%


12  TYPE OF REPORTING PERSON
     CO


(1)   All shares must be voted in the same ratio as all other
      shares of the issuer's common stock are voted.
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CUSIP NO.  336545S 10 0        13G             PAGE 3 of 8 PAGES



1   NAME OF REPORTING PERSONS:  James A. Barnwell, Jr.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                             43,750 (1)

6   SHARED VOTING POWER                                0

7   SOLE DISPOSITIVE POWER                        43,750 (1)

8   SHARED DISPOSITIVE POWER                           0


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                              43,750 (1)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [X]



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     1.6%


12  TYPE OF REPORTING PERSON
     IN


(1) Aggregate number of shares does not include 253,050 shares owned by 1st State Bancorp, Inc.'s (the "Company")
     Employee Stock Ownership Plan or 132,776 shares owned by
     1st State Bank's (the "Bank") Deferred Compensation Plan (collectively the "Plans"). The person listed in Item 1 is a director of the Company and the Bank, and may have voting power over the shares owned by the Plans in certain limited circumstances.
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CUSIP NO.  33645S 10 0          13G            PAGE 4 of 8 PAGES



1   NAME OF REPORTING PERSONS:  Richard C. Keziah


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                             51,731 (1)

6   SHARED VOTING POWER                            1,394

7   SOLE DISPOSITIVE POWER                        51,731 (1)

8   SHARED DISPOSITIVE POWER                       1,394

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                              53,125 (1)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [X]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     1.7%


12  TYPE OF REPORTING PERSON
     IN


(1) Aggregate number of shares does not include 253,050 shares owned by the Company's Employee Stock Ownership Plan or 132,776 shares owned by the Bank's Deferred Compensation Plan. The person listed in Item 1 is a director of the Company and the Bank, and may have voting power over the shares owned by the Plans in certain limited circumstances.

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CUSIP NO.  33645S 10 0           13G           PAGE 5 OF 8 PAGES



1   NAME OF REPORTING PERSONS:  James C. McGill


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                              21,854 (1)

6   SHARED VOTING POWER                                 0

7   SOLE DISPOSITIVE POWER                              0

8   SHARED DISPOSITIVE POWER                            0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                               21,854 (2)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [X]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.7%


12  TYPE OF REPORTING PERSON
     IN


(1)  Shares owned by Profit Sharing Plan.
(2) Aggregate number of shares does not include 253,050 shares owned by the Company's Employee Stock Ownership Plan or
     132,776 shares owned by the Bank's Deferred Compensation
     Plan. The person listed in Item 1 is a director of the Company and the Bank, and may have voting power over the shares owned by the Plans in certain limited circumstances.

                                               PAGE 6 OF 8 PAGES

ITEM 1(a). NAME OF ISSUER:

     1st State Bancorp, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     445 S. Main Street
     Burlington, North Carolina  27215

ITEM 2(a). NAME OF PERSON(S) FILING:

     1st State Bank Foundation, Inc. ("Foundation"), and the following individuals who serve as its directors: James A.
Barnwell, Jr., Richard C. Keziah, and James C. McGill
(collectively the "Directors").

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     Same as Item 1(b).

ITEM 2(c). CITIZENSHIP:

     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.01 per share.

ITEM 2(e). CUSIP NUMBER:

     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
          OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
          A:

     Items 3(a) through (j) are not applicable.

     If this statement is filed pursuant to Rule 13d-1(c), check
this box.   [x]

ITEM 4.   OWNERSHIP.

     (a)  Amount Beneficially Owned:  See Row 9 of the second
part of the cover page provided for each reporting person.
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                                               PAGE 7 OF 8 PAGES

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

     The Directors share dispositive power over dividends received or the proceeds received from the sale of securities by the Foundation, with dividends and proceeds from securities sales held and used by the Foundation in furtherance of the charitable purposes for which it was organized.


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
          OF THE GROUP.

     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above
were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control
of the issuer of the securities and were not acquired
and are not held in connection with or as a participant
in any transaction having that purpose or effect.
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                                               PAGE 8 OF 8 PAGES

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1ST STATE BANK FOUNDATION, INC.



     By:  /s/James C. McGill                       April 28, 1999
          -----------------------------            --------------
          James C. McGill, President               Date




/s/James A. Barnwell                               April 28, 1999
-----------------------------------------------    --------------
James A. Barnwell, as an Individual Stockholder    Date


/s/Richard C. Keziah                               April 28, 1999
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Richard C. Keziah, as an Individual Stockholder    Date


/s/James C. McGill                                 April 28, 1999
-----------------------------------------------    --------------
James C. McGill, as an Individual Stockholder      Date